Filed by Stratasys Ltd.

(Commission File No. 001-35751)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Form F-4 No. 333-272759

Subject Company: Desktop Metal, Inc. (Commission File No. 001-38835)

The following press release was issued by Stratasys Ltd. on July 12, 2023.

FOR IMMEDIATE RELEASE

Stratasys Files Proxy Statement for 2023 Annual General Meeting and Mails Letter to Shareholders

Urges Shareholders to Vote ONLY the WHITE Proxy Card “FOR” the Re-Election of Stratasys’ Directors

MINNEAPOLIS & REHOVOT, Israel – July 12 – Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys” or the “Company”), a leader in polymer 3D printing solutions, today announced that it has filed a proxy statement with the U.S. Securities and Exchange Commission (“SEC”) in connection with its 2023 Annual General Meeting of Shareholders (the “Meeting”) to be held on August 8, 2023. Shareholders of record as of July 5, 2023 will be entitled to vote at the Meeting.

In connection with the proxy statement, Stratasys has mailed a letter to shareholders highlighting its track record of strong performance and its strategy for value creation. Stratasys’ Board unanimously recommends that Stratasys shareholders vote ONLY the WHITE proxy card “FOR” the re-election of the Stratasys Slate, consisting of the eight highly qualified current members of Stratasys’ Board. The letter can be found at www.NextGenerationAM.com along with other materials related to the Meeting.

The full text of the letter follows:

Dear Stratasys Shareholder,

With a winning strategy for profitable growth, a highly experienced management team and a purpose-built Board of Directors, Stratasys is well positioned to create value in the near, mid and long term.

Stratasys is successfully executing its “North Star” strategy, moving to stronger and more profitable growth while expanding into new technologies, verticals and innovative use cases for its leading polymer capabilities and broad portfolio of solutions. In addition, our proposed combination with Desktop Metal, Inc., which we expect to be put to a shareholder vote later this year, will accelerate our mission of leading additive manufacturing into mass production. The combination will create a next-generation additive manufacturing company with enhanced growth and profitability, and is expected to generate more than $1.6 billion of revenue and more than $300 million of EBITDA in 2026 at base case.

Nano’s Self-Serving Campaign Risks Derailing Future Growth Opportunities

We strongly believe the highly opportunistic, self-interested campaign by Nano Dimension Ltd. (“Nano”) to take control of Stratasys puts your investment at risk by threatening to derail our significant progress, dismantle Stratasys’ proposed combination with Desktop Metal and destroy value for Stratasys shareholders. The Stratasys Board has not changed its unanimous approval, recommendation and declaration of advisability of the Desktop Metal transaction.

If Nano’s slate is elected, Nano would be able to accomplish its goal of acquiring control of Stratasys without paying Stratasys shareholders or closing the tender offer. To be clear, the election of Nano’s slate would not automatically result in the closing of Nano’s partial tender offer, which is subject to various conditions that are unlikely to be fulfilled by either the currently proposed expiration date of Nano’s partial tender offer, or the date of the Stratasys Annual General Meeting.

Ahead of the Stratasys Annual General Meeting on Tuesday, August 8, 2023, we urge you to vote “FOR” the re-election of the Stratasys slate consisting of the eight highly qualified current members of Stratasys’ Board.

Nano’s Slate of Insider Candidates for the Stratasys Board is Unqualified and Its Campaign to Take Control of Stratasys is Built on Serving the Interests of Nano

Nano has nominated an unqualified slate of director candidates in an attempt to seize control of Stratasys. Six of its seven nominees for the Stratasys Board are current Nano executives, including its CEO Yoav Stern, meaning that there would be significant conflicts of interest between their roles at Nano and their roles as directors of Stratasys. How could a board consisting of executives of another participant in the additive manufacturing industry, five of whom report to Mr. Stern, be trusted to act independently and in the interests of all Stratasys shareholders?

Only two Nano nominees have served on a public company board over nearly the last 20 years, and most of the nominees lack experience running 3D printing companies, as well as companies that are of a comparable scale to Stratasys.

Nano’s campaign is an attempt to distract its own shareholders from its failing business model, its track record of value destruction and its underwhelming operating results. It is no surprise that Nano has nominated six of its own executives for the Stratasys Board. Nano’s – and Mr. Stern’s – history of corporate governance and management failings and blatant lack of regard for its own shareholders includes:

Ä	Under the leadership of Nano’s nominees, Nano is trading at a significant discount to the value of its cash and tradable securities, reflecting Nano shareholders’ lack of confidence in the ability of Nano’s management, and consequently the Nano nominees, to create shareholder value.

Ä	Nano’s business continues to burn significant cash, including nearly $28 million in net cash used in operations in the first quarter of 2023. While Nano reported net income of more than $22 million in the quarter, its investment in Stratasys generated more than $40 million of profits in that time, meaning its business generates significant losses, as reflected by their negative $23.7 million of adjusted EBITDA in the first quarter.

Ä	Consistent with the recommendations of all three major, independent proxy advisory firms, Nano’s own shareholders voted to remove four members of Nano’s Board and appoint two new members in their place at a special meeting on March 20, 2023, a fact that Nano’s leadership refuses to accept and which they are now battling in an Israeli court. As a result, the legality and authority of Nano's Board and management team continue to be in question.

Ä	Nano pursues value destructive acquisitions to avoid returning cash to shareholders (e.g., DeepCube, NanoFabrica). The acquisitions they made in 2021 and 2022 cost Nano hundreds of millions of dollars, and yet Nano had to write off the value of these acquired businesses the same year they were acquired.

Ä	Nano does not disclose the voting results of its director elections and changes classification of directors to avoid facing shareholder votes. Further, Nano’s classified Board with three-year terms limits the ability of shareholders to hold the Board accountable for performance.

Ä	The Nano Board intended to reprice Mr. Stern’s severely out-of-the-money options, which proxy advisory firm Glass Lewis described as “excessive compensation” and which shareholders voted down at the special meeting in December 2022.[1]

Ä	The election of Nano’s slate of nominees would take Stratasys out of compliance with the Nasdaq requirement that a majority of the board of directors be independent. Election of Nano’s slate would also make Stratasys non-compliant with the Securities and Exchange Commission and Nasdaq audit and compensation committee corporate governance rules.

Be aware: Mr. Stern’s destructive behavior is nothing new. Mr. Stern was removed as interim president and CEO of Magal Security Systems (“Magal”) in 2009 after causing what Magal described as “an almost irreparable damage in the morale of the remaining employees” who “operated in a hostile environment and were terrified by his managerial style.”2 In a letter to shareholders regarding a challenge led by Mr. Stern to Magal’s Board, Magal further noted that “After Mr. Stern joined the Company, he clearly indicated to certain employees that his real intention was to cause a management buy-out where the shares of the Company would be purchased at a low price by management.”3 Mr. Stern also reportedly attempted to extort Magal’s largest shareholder in order to prevent him from voting at the shareholder meeting on Mr. Stern’s board challenge.4

[1]	Glass Lewis, November 17, 2022. Permission to use quotations neither sought nor obtained.
[2]	Letter to Shareholders from Magal Security Systems Board of Directors, July 22, 2010 https://www.sec.gov/Archives/edgar/data/896494/000091066210000311/ex99_1.htm
[3]	Letter to Shareholders from Magal Security Systems Board of Directors, July 22, 2010 https://www.sec.gov/Archives/edgar/data/896494/000091066210000311/ex99_1.htm
[4]	The Jerusalem Post, “Battle over Magal Securities Systems heats up,” August 6, 2010

HELP ENSURE STRATASYS CAN CONTINUE TO BUILD ON ITS PROGRESS AND REALIZE THE VALUE CREATION OPPORTUNITY OF THE DESKTOP METAL COMBINATION

VOTE ONLY THE WHITE PROXY CARD “FOR” THE RE-ELECTION OF THE STRATASYS SLATE: S. Scott Crump, John J. McEleney, Dov Ofer, Ziva Patir, David Reis, Michael Schoellhorn, Yair Seroussi and
Adina Shorr

Thank you for your support.

The Stratasys Board of Directors

For assistance voting your WHITE proxy card,

please contact your broker or Stratasys’ information agent:

Morrow Sodali LLC

509 Madison Avenue, 12th Floor

New York, NY 10022

Call toll-free (800) 662-5200 or (203) 658-9400

Email: SSYS@info.morrowsodali.com

Stratasys to Review Revised Unsolicited Partial Tender Offer from Nano Dimension

On July 10, 2023, Nano increased the offer price of its unsolicited partial tender offer to acquire Stratasys ordinary shares not already owned by Nano from $20.05 to $24.00 per share in cash (the “Revised Offer”). Consistent with its fiduciary duties, and in consultation with its independent financial and legal advisors, the Stratasys Board of Directors will carefully review and evaluate the Revised Offer to determine the course of action that it believes is in the best interests of the Company and Stratasys shareholders. Stratasys shareholders are advised to take no action at this time with regard to the Revised Offer pending the Stratasys Board’s review and evaluation of the Revised Offer. Stratasys intends to advise shareholders of the Stratasys Board’s position regarding the Revised Offer within ten business days of July 10, 2023.

Advisors

J.P. Morgan is acting as financial advisor to Stratasys, and Meitar Law Offices and Wachtell, Lipton, Rosen & Katz are serving as legal counsel.

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the actual results of Stratasys Ltd. and its consolidated subsidiaries (“Stratasys”) may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements.

Such forward-looking statements include statements relating to the proposed transaction between Stratasys and Desktop Metal, Inc. (“Desktop Metal”), including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of Stratasys and Desktop Metal, including expectations regarding outlook and all underlying assumptions, Stratasys’ and Desktop Metal’s objectives, plans and strategies, information relating to operating trends in markets where Stratasys and Desktop Metal operate, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Stratasys or Desktop Metal intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Stratasys’ or Desktop Metal’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in Stratasys’ Annual Report on Form 20-F for the year ended December 31, 2022 and Part 1, Item 1A, “Risk Factors” in Desktop Metal’s Annual Report on Form 10-K for the year ended December 31, 2022, each filed with the Securities and Exchange Commission (the “SEC”), and in other filings by Stratasys and Desktop Metal with the SEC. These include, but are not limited to: factors relating to the partial tender offer commenced by Nano Dimension Ltd. (“Nano”), including actions taken by Nano in connection with the offer, actions taken by Stratasys or its shareholders in respect of the offer and the effects of the offer on Stratasys’ businesses, or other developments involving Nano, the ultimate outcome of the proposed transaction between Stratasys and Desktop Metal, including the possibility that Stratasys or Desktop Metal shareholders will reject the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Stratasys and Desktop Metal to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); other risks related to the completion of the proposed transaction and actions related thereto; changes in demand for Stratasys’ or Desktop Metal’s products and services; global market, political and economic conditions, and in the countries in which Stratasys and Desktop Metal operate in particular; government regulations and approvals; the extent of growth of the 3D printing market generally; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions; the impact of shifts in prices or margins of the products that Stratasys or Desktop Metal sells or services Stratasys or Desktop Metal provides, including due to a shift towards lower margin products or services; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on Stratasys’ or Desktop Metal’s supply chain and distribution network and consequently, Stratasys’ or Desktop Metal’s ability to successfully sell both existing and newly-launched 3D printing products; litigation and regulatory proceedings, including any proceedings that may be instituted against Stratasys or Desktop Metal related to the proposed transaction; impacts of rapid technological change in the additive manufacturing industry, which requires Stratasys and Desktop Metal to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of Stratasys’ or Desktop Metal’s products; and disruptions of Stratasys’ or Desktop Metal’s information technology systems.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form F-4 and joint proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Stratasys’ and Desktop Metal’s respective periodic reports and other filings with the SEC, including the risk factors identified in Stratasys’ and Desktop Metal’s Annual Reports on Form 20-F and Form 10-K, respectively, and Stratasys’ Form 6-K reports that published its results for the quarter ended March 31, 2023, which it furnished to the SEC on May 16, 2023, and Desktop Metal’s most recent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither Stratasys nor Desktop Metal undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information

In connection with the proposed transaction, Stratasys filed with the SEC a registration statement on Form F-4 that includes a joint proxy statement of Stratasys and Desktop Metal and that also constitutes a prospectus of Stratasys. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Stratasys or Desktop Metal may file with the SEC. The registration statement has not yet become effective. After the registration statement is effective, the definitive joint proxy statement/prospectus will be mailed to shareholders of Stratasys and Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished, to the SEC by Stratasys will be available free of charge on Stratasys’ website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal will be available free of charge on Desktop Metal’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

This communication is not an offer to purchase or a solicitation of an offer to sell the ordinary shares of Stratasys. In response to a tender offer commenced by Nano, Stratasys has filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. STRATASYS SHAREHOLDERS ARE ADVISED TO READ STRATASYS’ SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stratasys shareholders may obtain a copy of the Solicitation/Recommendation Statement on Schedule 14D-9, as well as any other documents filed by Stratasys in connection with the tender offer by Nano or one of its affiliates, free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of these documents from Stratasys by directing a request to Stratasys Ltd., 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 7612, Israel, Attn: Yonah Lloyd, VP Investor Relations, or by calling +972-74-745-4029.

Participants in the Solicitation

Stratasys, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys’ proxy statement for its 2022 Annual General Meeting of Shareholders, which was filed with the SEC on August 8, 2022, and Stratasys’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023 and Desktop Metal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 1, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Stratasys or Desktop Metal using the sources indicated above.

Contacts

Investor Relations

Yonah Lloyd

CCO / VP Investor Relations

Yonah.Lloyd@stratasys.com

Morrow Sodali

SSYS@info.morrowsodali.com

(800) 662-5200

(203) 658-9400

U.S. Media

Ed Trissel / Joseph Sala / Kara Brickman

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Israel Media

Rosa Coblens

VP Sustainability, Public Relations IL & Global Internal Communications

Rosa.Coblens@stratasys.com

Yael Arnon

Scherf Communications

yaela@scherfcom.com

+972527202703